HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Revenues
Distribution (includes related party revenues of $106 and $319 (2023 - $90 and $267) for the three and nine months ended September 30, respectively) (Note 23)	1,551	1,329	4,592	4,123
Transmission (includes related party revenues of $625 and $1,755 (2023 - $589 and $1,695) for the three and nine months ended September 30, respectively) (Note 23)	628	594	1,764	1,708
Other	13	11	33	34
	2,192	1,934	6,389	5,865

Costs
Purchased power (includes related party costs of $619 and $1,932 (2023 - $456 and $1,609) for the three and nine months ended September 30, respectively) (Note 23)	1,047	854	3,083	2,662
Operation, maintenance and administration (Note 23)	294	293	935	957
Depreciation, amortization and asset removal costs (Note 4)	263	248	780	747
	1,604	1,395	4,798	4,366

Income before financing charges and income tax expense	588	539	1,591	1,499
Financing charges (Note 5)	158	143	463	423

Income before income tax expense	430	396	1,128	1,076
Income tax expense (Note 6)	56	36	164	165
Net income	374	360	964	911

Other comprehensive loss (Note 7)	(6)	—	(3)	(12)
Comprehensive income	368	360	961	899

Net income attributable to:
Noncontrolling interest	3	3	8	7
Common shareholders	371	357	956	904
	374	360	964	911

Comprehensive income attributable to:
Noncontrolling interest	3	3	8	7
Common shareholders	365	357	953	892
	368	360	961	899

Earnings per common share (Note 21)
Basic	$0.62	$0.60	$1.60	$1.51
Diluted	$0.62	$0.59	$1.59	$1.51

Dividends per common share declared (Note 20)	$0.32	$0.30	$0.93	$0.87

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at September 30, 2024 and December 31, 2023

As at (millions of Canadian dollars)	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	248	79
Accounts receivable (Note 8)	878	830
Due from related parties	327	313
Other current assets (Note 9)	184	132
	1,637	1,354

Property, plant and equipment (Note 10)	28,524	26,874
Other long-term assets:
Regulatory assets (Note 12)	3,470	3,260
Deferred income tax assets	123	119
Intangible assets (Note 11)	672	656
Goodwill	373	373
Other assets (Note 13)	324	216
	4,962	4,624
Total assets	35,123	32,852

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	210	279
Long-term debt payable within one year (Notes 16, 17)	750	700
Accounts payable and other current liabilities (Note 14)	1,687	1,439
Due to related parties	166	302
	2,813	2,720

Long-term liabilities:
Long-term debt (Notes 16, 17)	15,967	14,710
Regulatory liabilities (Note 12)	1,076	908
Deferred income tax liabilities	1,384	1,067
Other long-term liabilities (Note 15)	1,715	1,682
	20,142	18,367
Total liabilities	22,955	21,087

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 19)	5,713	5,706
Additional paid-in capital	28	30
Retained earnings	6,348	5,947
Accumulated other comprehensive loss	(6)	(3)
Hydro One shareholders’ equity	12,083	11,680

Noncontrolling interest	65	65
Total equity	12,148	11,745
	35,123	32,852

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2024 and 2023

Nine months ended September 30, 2024 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2024	5,706	30	5,947	(3)	11,680	65	11,745
Net income	—	—	956	—	956	6	962
Other comprehensive loss (Note 7)	—	—	—	(3)	(3)	—	(3)
Distributions to noncontrolling interest	—	—	—	—	—	(6)	(6)
Dividends on common shares (Note 20)	—	—	(555)	—	(555)	—	(555)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	5	—	—	5	—	5
September 30, 2024	5,713	28	6,348	(6)	12,083	65	12,148

Nine months ended September 30, 2023 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2023	5,699	34	5,562	11	11,306	66	11,372
Net income	—	—	904	—	904	5	909
Other comprehensive loss (Note 7)	—	—	—	(12)	(12)	—	(12)
Distributions to noncontrolling interest	—	—	—	—	—	(6)	(6)
Dividends on common shares (Note 20)	—	—	(522)	—	(522)	—	(522)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	2	—	—	2	—	2
September 30, 2023	5,706	29	5,944	(1)	11,678	65	11,743

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2024	2023	2024	2023
Operating activities
Net income	374	360	964	911
Environmental expenditures	(2)	(3)	(9)	(27)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	229	215	674	651
Regulatory assets and liabilities	2	26	17	1
Deferred income tax expense	42	22	130	128
Other	(4)	4	(4)	20
Changes in non-cash balances related to operations (Note 24)	(18)	18	59	(40)
Net cash from operating activities	623	642	1,831	1,644

Financing activities
Long-term debt issued	1,216	425	2,016	1,475
Long-term debt repaid	—	—	(700)	(731)
Short-term notes issued	705	2,120	2,300	5,480
Short-term notes repaid	(1,375)	(2,295)	(2,370)	(5,930)
Dividends paid (Note 20)	(189)	(177)	(555)	(522)
Distributions paid to noncontrolling interest	(2)	(2)	(8)	(8)
Costs to obtain financing	(5)	(1)	(12)	(7)
Net cash from (used in) financing activities	350	70	671	(243)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(712)	(581)	(2,067)	(1,643)
Intangible assets	(14)	(36)	(62)	(95)
Additions to future use assets	(77)	(59)	(206)	(133)
Capital contributions received	—	—	2	2
Other	4	(1)	—	(3)
Net cash used in investing activities	(799)	(677)	(2,333)	(1,872)

Net change in cash and cash equivalents	174	35	169	(471)
Cash and cash equivalents, beginning of period	74	24	79	530
Cash and cash equivalents, end of period	248	59	248	59

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2024 and 2023
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at September 30, 2024, the Province held approximately 47.1% (December 31, 2023 - 47.1%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing, as well as the timing of regulatory decisions.
The Company's transmission business consists of the electricity transmission system operated by Hydro One Inc.’s subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximate 66% interest in B2M Limited Partnership and an approximate 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the electricity distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc.
Rate Setting
Deferred Tax Asset (DTA)
On April 8, 2021, the Ontario Energy Board (OEB) rendered a decision and order (DTA Implementation Decision), approving the recovery of the DTA amounts allocated to ratepayers and included in rates for the 2017 to 2021 period, plus carrying charges, over a two-year period, from July 1, 2021 to June 30, 2023. In addition, the DTA Implementation Decision required that Hydro One adjust transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2023, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2023.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted In 2024

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	The Company will disclose the title and position of its Chief Operating Decision Maker (CODM), and elaborate on how the CODM uses information provided to assess segment performance and allocate resources.
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Depreciation of property, plant and equipment	206	194	606	568
Amortization of intangible assets	21	18	59	56
Amortization of regulatory assets	2	3	9	27
Depreciation and amortization	229	215	674	651
Asset removal costs	34	33	106	96
	263	248	780	747

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
5.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Interest on long-term debt	169	144	496	426
Interest on regulatory accounts	6	4	20	13
Interest on short-term notes	7	14	19	36
Other	6	3	15	12
Less: Interest capitalized on construction and development in progress	(24)	(20)	(65)	(53)
Interest earned on cash and cash equivalents	(5)	(2)	(18)	(9)
Realized gain on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	(1)	—	(4)	(2)
	158	143	463	423
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Income before income tax expense	430	396	1,128	1,076
Income tax expense at statutory rate of 26.5% (2023 - 26.5%)	114	105	299	285

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(25)	(42)	(66)	(103)
Impact of DTA Implementation Decision[1]	—	—	—	48
Overheads capitalized for accounting but deducted for tax purposes	(22)	(17)	(42)	(35)
Interest capitalized for accounting but deducted for tax purposes	(6)	(7)	(17)	(16)
Pension and post-retirement benefit contributions in excess of expense	(3)	1	(5)	(4)
Environmental expenditures	(1)	(2)	(3)	(6)
Other	(1)	(2)	(2)	(5)
Net temporary differences attributable to regulated business	(58)	(69)	(135)	(121)
Net permanent differences	—	—	—	1
Total income tax expense	56	36	164	165

Effective income tax rate	13.0%	9.1%	14.5%	15.3%
1 Pursuant to the DTA Implementation Decision, the amounts represent the recovery of DTA amounts that were previously shared with ratepayers.
7.    OTHER COMPREHENSIVE LOSS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Loss on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	(6)	—	(4)	(4)
Loss on transfer of other post-employment benefits (OPEB)	—	—	—	(8)
Other	—	—	1	—
	(6)	—	(3)	(12)
1 Includes $1 million before-tax realized gain (2023 - $nil) and $1 million after-tax realized gain (2023 - $nil) for the three months ended September 30, 2024, and $4 million before-tax realized gain (2023 - $2 million) and $3 million after-tax gain (2023- $2 million) for the nine months ended September 30, 2024 on cash flow hedges reclassified to financing charges.

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2024	December 31, 2023
Accounts receivable - billed	518	405
Accounts receivable - unbilled	419	482
Accounts receivable, gross	937	887
Allowance for doubtful accounts	(59)	(57)
Accounts receivable, net	878	830
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2024 and the year ended December 31, 2023:

(millions of dollars)	September 30, 2024	December 31, 2023
Allowance for doubtful accounts – beginning	(57)	(63)
Write-offs	11	20
Additions to allowance for doubtful accounts	(13)	(14)
Allowance for doubtful accounts – ending	(59)	(57)
9.    OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2024	December 31, 2023
Prepaid expenses and other assets	111	51
Regulatory assets (Note 12)	43	46
Materials and supplies	30	35
	184	132
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2024	December 31, 2023
Property, plant and equipment	40,473	39,376
Less: accumulated depreciation	(14,367)	(14,007)
	26,106	25,369
Construction in progress	2,418	1,505
	28,524	26,874
11. INTANGIBLE ASSETS

As at (millions of dollars)	September 30, 2024	December 31, 2023
Intangible assets	1,467	1,394
Less: accumulated depreciation	(855)	(819)
	612	575
Development in progress	60	81
	672	656

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2024	December 31, 2023
Regulatory assets:
Deferred income tax regulatory asset	3,209	3,021
Post-retirement and post-employment benefits - non-service cost	78	93
Broadband deferral	77	37
Environmental	44	53
Rural and remote rate protection variance	24	30
Stock-based compensation	24	29
Getting Ontario Connected Act variance	21	9
DTA sharing	5	5
Other	31	29
Total regulatory assets	3,513	3,306
Less: current portion	(43)	(46)
	3,470	3,260

Regulatory liabilities:
Post-retirement and post-employment benefits	398	398
Pension benefit regulatory liability	197	99
Retail settlement variance	150	84
Earnings sharing mechanism deferral	109	109
Distribution rate riders	55	99
Capitalized overhead tax variance	37	26
Tax rule changes variance	34	32
Asset removal costs cumulative variance	30	29
OPEB asymmetrical carrying charge variance	30	20
External revenue variance	25	19
Pension cost differential	17	9
Deferred income tax regulatory liability	4	4
Other	36	31
Total regulatory liabilities	1,122	959
Less: current portion	(46)	(51)
	1,076	908
Getting Ontario Connected Act Variance
On October 31, 2023, the OEB issued its Decision and Order approving the establishment of a generic sector-wide variance account, effective April 1, 2023. The account was established to record incremental costs of locating underground infrastructure resulting from the implementation of Provincial legislation: Bill 93, Getting Ontario Connected Act, 2022.
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2024	December 31, 2023
Deferred pension assets	197	99
Right-of-Use assets	54	49
Investments	45	43
Other long-term assets	28	25
	324	216

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2024	December 31, 2023
Accrued liabilities	1,091	855
Accounts payable	339	334
Accrued interest	173	149
Regulatory liabilities (Note 12)	46	51
Environmental liabilities	20	38
Lease obligations	14	12
Derivative liabilities (Note 17)	4	—
	1,687	1,439
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2024	December 31, 2023
Post-retirement and post-employment benefit liability	1,563	1,531
Lease obligations	39	37
Asset retirement obligations	36	36
Environmental liabilities	33	41
Derivative liabilities (Note 17)	4	2
Other long-term liabilities	40	35
	1,715	1,682
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s $3,050 million revolving standby credit facilities.
As at September 30, 2024, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) were $3,300 million, comprised of Hydro One Inc.'s credit facilities of $3,050 million and Hydro One's credit facilities of $250 million. On June 1, 2024, Hydro One increased the committed amount under the Operating Credit Facilities by $750 million and the maturity date was extended from 2028 to 2029. As at September 30, 2024, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at September 30, 2024, no debt securities have been issued by HOHL.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
Long-Term Debt
The following table presents long-term debt outstanding as at September 30, 2024 and December 31, 2023:

As at (millions of dollars)	September 30, 2024	December 31, 2023
Hydro One Inc. long-term debt (a)	16,320	15,020
Hydro One long-term debt (b)	425	425
	16,745	15,445
Add: Net unamortized debt premiums	26	12
Add: Realized mark-to-market gain[1]	3	6
Less: Unamortized deferred debt issuance costs	(57)	(53)
Total long-term debt	16,717	15,410

Less: Long-term debt payable within one year	(750)	(700)
	15,967	14,710
1 In October 2023, Hydro One Inc. entered into a $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium-Term Note (MTN) Series 57 notes maturing October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which is being amortized over the term of the related note.
(a) Hydro One Inc. long-term debt
As at September 30, 2024, long-term debt of $16,320 million (December 31, 2023 - $15,020 million) was outstanding, the majority of which was issued under Hydro One Inc.’s MTN Program. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of $4,000 million and expired in July 2024. In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022. During the three and nine months ended September 30, 2024, $1,200 million and $2,000 million long-term debt was issued, respectively (2023 - $425 million and $1,475 million) and $nil and $700 million long-term debt was repaid (2023 - $nil and $600 million).
(b) Hydro One long-term debt
As at September 30, 2024, long-term debt of $425 million (December 31, 2023 - $425 million) was outstanding. On August 19, 2024, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ended on September 19, 2026. As at September 30, 2024, no securities have been issued under the Universal Base Shelf Prospectus. During the three and nine months ended September 30, 2024 and 2023, no long-term debt was issued or repaid.
Principal and Interest Payments
As at September 30, 2024, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	750	700	2.3
Year 2	1,325	668	4.4
Year 3	—	629	—
Year 4	1,175	607	3.6
Year 5	550	586	3.0
	3,800	3,190	3.5
Years 6-10	4,085	2,417	4.4
Thereafter	8,860	4,368	4.4
	16,745	9,975	4.2

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at September 30, 2024 and December 31, 2023, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024		December 31, 2023
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	16,717	16,693	15,410	15,235
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at September 30, 2024 and December 31, 2023, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at September 30, 2024 and December 31, 2023, Hydro One Inc. had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at September 30, 2024 and December 31, 2023, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at September 30, 2024 and December 31, 2023 is as follows:

As at September 30, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	16,717	16,693	—	16,693	—
Derivative instruments (Note 14 & 15)
Cash flow hedges, including current portion	8	8	—	8	—
	16,725	16,701	—	16,701	—

As at December 31, 2023 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	15,410	15,235	—	15,235	—
Derivative instruments (Note 15)
Cash flow hedges, including current portion	2	2	—	2	—
	15,412	15,237	—	15,237	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2024 or the year ended December 31, 2023.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would have resulted in an increase to financing charges for the three and nine months ended September 30, 2024 of $1 million and $4 million (2023 - $3 million and $7 million), respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended September 30, 2024, a $5 million after-tax unrealized loss (2023 - $nil), $8 million before-tax loss (2023 - $nil), was recorded in OCL, and a $1 million before-tax realized gain (2023 - $nil), $1 million after-tax gain (2023 - $nil), was reclassified to financing charges. During the nine months ended September 30, 2024, a $2 million before-tax unrealized loss (2023 - $3 million), $1 million after-tax loss (2023 - $2 million), was recorded in OCL, and a $4 million before-tax realized gain (2023 - $2 million), $3 million after-tax gain (2023 - $2 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive loss (AOCL) of $5 million related to cash flow hedges as at September 30, 2024 (December 31, 2023 - less than $1 million AOCL). The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $3 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. For all forecasted transactions, at September 30, 2024, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at September 30, 2024 and 2023, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at September 30, 2024 and 2023, there was no material accounts receivable balance due from any single customer.
As at September 30, 2024, the Company’s allowance for doubtful accounts was $59 million (December 31, 2023 - $57 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at September 30, 2024, approximately 6% (December 31, 2023 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at September 30, 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty. As at September 30, 2023, there was no counterparty risk.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
On November 22, 2022, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. As at September 30, 2024, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and nine months ended September 30, 2024 and 2023:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2024	2023	2024	2023
Current service cost	33	24	14	13
Interest cost	101	98	19	19
Expected return on plan assets, net of expenses[1]	(151)	(141)	—	—
Amortization of prior service (credit) cost	—	(1)	3	3
Amortization of actuarial losses (gains)	3	(4)	(5)	(7)
Net periodic benefit (recovery) costs	(14)	(24)	31	28

Charged to results of operations[2]	6	1	21	14

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2024	2023	2024	2023
Current service cost	101	74	42	39
Interest cost	301	296	56	56
Expected return on plan assets, net of expenses[1]	(453)	(425)	—	—
Amortization of prior service (credit) cost	(2)	(2)	7	7
Amortization of actuarial losses (gains)	11	(14)	(15)	(21)
Net periodic benefit (recovery) costs	(42)	(71)	90	81

Charged to results of operations[2]	18	14	64	50
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2024 is 7.00% (2023 - 7.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2024, pension costs of $19 million (2023 - $2 million) and $54 million (2023 - $48 million), respectively, were attributed to labour, of which $6 million (2023 - $1 million) and $18 million (2023 - $14 million), respectively, was charged to operations, and $13 million (2023 - $1 million) and $36 million (2023 - $34 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at September 30, 2024, the Company had 599,435,162 (December 31, 2023 - 599,077,067) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at September 30, 2024 and December 31, 2023, the Company had no preferred shares issued and outstanding.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
20.    DIVIDENDS
During the three months ended September 30, 2024, common share dividends in the amount of $189 million (2023 - $177 million) were declared and paid.
During the nine months ended September 30, 2024, common share dividends in the amount of $555 million (2023 - $522 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to September 30, 2024.
21.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023

Net income attributable to common shareholders (millions of dollars)	371	357	956	904

Weighted-average number of shares
Basic	599,433,448	599,076,945	599,311,097	598,956,102
Effect of dilutive stock-based compensation plans	1,214,523	1,500,464	1,357,100	1,617,264
Diluted	600,647,971	600,577,409	600,668,197	600,573,366

EPS
Basic	$0.62	$0.60	$1.60	$1.51
Diluted	$0.62	$0.59	$1.59	$1.51
22.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2024 and 2023 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2024	2023	2024	2023
Share grants outstanding - beginning	1,434,186	1,827,666	1,782,376	2,189,616
Granted	—	339	—	339
Vested and issued[1]	—	(339)	(348,190)	(362,289)
Share grants outstanding - ending	1,434,186	1,827,666	1,434,186	1,827,666
1 During the three and nine months ended September 30, 2024, Hydro One issued nil and 348,190 (2023 - 339 and 362,289) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2024 and 2023 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2024	2023	2024	2023
DSUs outstanding - beginning	106,189	92,418	94,624	99,939
Granted	5,223	5,303	16,788	27,886
Paid	—	—	—	(30,104)
DSUs outstanding - ending	111,412	97,721	111,412	97,721
As at September 30, 2024, a liability of $5 million (December 31, 2023 - $4 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $46.88 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2024 and 2023 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2024	2023	2024	2023
DSUs outstanding - beginning	149,487	138,081	134,370	118,505
Granted	565	1,063	15,995	20,639
Paid	(64,435)	(5,778)	(64,748)	(5,778)
DSUs outstanding - ending	85,617	133,366	85,617	133,366
As at September 30, 2024, a liability of $4 million (December 31, 2023 - $5 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $46.88 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.
LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2024 and 2023 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2024	2023	2024	2023
Units outstanding - beginning	273,093	142,067	323,056	188,013
Granted	16,222	1,007	5,856	3,608
Forfeited	(2,125)	(1,312)	(5,931)	(2,623)
Vested	(636)	—	(852)	—
Units outstanding - ending	286,554	141,762	322,129	188,998

	PSUs		RSUs
Nine months ended September 30 (number of units)	2024	2023	2024	2023
Units outstanding - beginning	142,925	—	186,971	—
Granted	189,104	143,074	156,638	191,621
Forfeited	(24,918)	(1,312)	(20,377)	(2,623)
Vested	(20,557)	—	(1,103)	—
Units outstanding - ending	286,554	141,762	322,129	188,998
The grant date total fair value of the awards granted during the three and nine months ended September 30, 2024 was $1 million and $14 million (2023 - $nil and $12 million). The compensation expense related to these awards recognized by the Company during the three and nine months ended September 30, 2024 was $3 million and $7 million (2023 – $1 million and $2 million).
Society of United Professionals (Society) RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three and nine months ended September 30, 2024 and 2023 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of RSUs)	2024	2023	2024	2023
RSUs outstanding - beginning	—	—	—	36,124
Vested and issued	—	—	—	(33,031)
Settled	—	—	—	(2,964)
Forfeited	—	—	—	(129)
RSUs outstanding - ending	—	—	—	—

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
23.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2023 - 47.1%) ownership as at September 30, 2024. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Electrification. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2024 and 2023:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2024	2023	2024	2023
Province	Dividends paid	89	83	262	246
IESO	Power purchased	616	451	1,917	1,596
	Revenues for transmission services	625	589	1,754	1,694
	Amounts related to electricity rebates	301	199	908	628
	Distribution revenues related to rural rate protection	64	63	190	187
	Distribution revenues related to Wataynikaneyap Power LP	29	14	89	41
	Distribution revenues related to supply of electricity to remote northern communities	12	12	36	35
	Funding received related to Conservation and Demand Management programs	—	—	1	1
OPG	Power purchased	3	5	14	12
	Distribution revenues related to provision of services and supply of electricity	1	1	4	4
	Other revenues related to provision of services and supply of electricity	—	1	1	1
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Capital contribution received from OPG	1	1	2	4
	Costs related to the purchase of services	1	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	3	3	9	9
OCN LP1	Investment in OCN LP	—	—	5	—
1 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Accounts receivable (Note 8)	(83)	2	(48)	19
Due from related parties	32	(3)	(14)	(17)
Materials and supplies (Note 9)	2	8	5	(9)
Prepaid expenses and other assets (Note 9)	(19)	1	(56)	(20)
Other long-term assets	(1)	1	(2)	(1)
Accounts payable	(34)	(53)	(2)	(77)
Accrued liabilities (Note 14)	61	37	236	152
Due to related parties	(11)	(1)	(136)	(176)
Accrued interest (Note 14)	18	8	24	27
Long-term accounts payable and other long-term liabilities (Note 15)	5	1	5	2
Post-retirement and post-employment benefit liability	12	17	47	60
	(18)	18	59	(40)

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2024 and 2023. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(758)	(15)	(773)	(2,199)	(65)	(2,264)
Reconciling items	46	1	47	132	3	135
Cash outflow for capital expenditures	(712)	(14)	(726)	(2,067)	(62)	(2,129)

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(599)	(39)	(638)	(1,690)	(96)	(1,786)
Reconciling items	18	3	21	47	1	48
Cash outflow for capital expenditures	(581)	(36)	(617)	(1,643)	(95)	(1,738)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Net interest paid	161	149	463	421
Income taxes paid	2	10	27	43
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	67	31	11	10	2	13
Capital agreements	67	132	51	7	—	—
Long-term software/meter agreement	8	18	2	1	1	—

Outsourcing and other agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expired on February 29, 2024 and included an option to extend for two additional one-year terms at Hydro One's discretion. In June 2023, Hydro One provided Capgemini Canada Inc. with notice to extend the agreement, effective March 1, 2024 and to expire March 1, 2026.
Capital Agreements
In the course of business, Hydro One has entered into agreements committing to the purchase of specified equipment from various suppliers upon successful completion of certain milestones.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	3,300	—
Letters of credit[1]	171	—	—	—	—	—
Guarantees[2]	512	—	—	—	—	—
1 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $2 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	628	1,551	13	2,192
Purchased power	—	1,047	—	1,047
Operation, maintenance and administration	113	155	26	294
Depreciation, amortization and asset removal costs	137	125	1	263
Income (loss) before financing charges and income tax expense	378	224	(14)	588

Capital investments	461	309	3	773

Three months ended September 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	594	1,329	11	1,934
Purchased power	—	854	—	854
Operation, maintenance and administration	111	162	20	293
Depreciation, amortization and asset removal costs	132	114	2	248
Income (loss) before financing charges and income tax expense	351	199	(11)	539

Capital investments	384	249	5	638

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2024 and 2023

Nine months ended September 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,764	4,592	33	6,389
Purchased power	—	3,083	—	3,083
Operation, maintenance and administration	347	517	71	935
Depreciation, amortization and asset removal costs	404	369	7	780
Income (loss) before financing charges and income tax expense	1,013	623	(45)	1,591

Capital investments	1,384	872	8	2,264

Nine months ended September 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,708	4,123	34	5,865
Purchased power	—	2,662	—	2,662
Operation, maintenance and administration	358	535	64	957
Depreciation, amortization and asset removal costs	386	354	7	747
Income (loss) before financing charges and income tax expense	964	572	(37)	1,499

Capital investments	1,055	714	17	1,786
Total Assets by Segment:

As at (millions of dollars)	September 30, 2024	December 31, 2023
Transmission	21,069	19,819
Distribution	13,480	12,696
Other	574	337
Total assets	35,123	32,852
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2024	December 31, 2023
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs are earned, held or incurred in Canada.
28.    SUBSEQUENT EVENTS
Designated Broadband Projects
On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project as defined under Building Broadband Faster Act (Ontario). A portion of the subsidies is expected to be used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date.
Dividends
On November 6, 2024, common share dividends of $188 million ($0.3142 per common share) were declared.

20